FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 16TH, 2022

1.       DATE, TIME AND PLACE: on November 16th, 2022, at 04:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Christophe Hidalgo, Marcelo Pimentel, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on transactions with Related Parties; e (ii) Analysis and deliberation of the Management's proposal for the election of Mr. Christophe José Hidalgo as Co Vice Chairman of the Board of Directors of the Company.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on transactions with Related Parties: The Members of the Company's Board of Directors, based on the recommendation of the Corporate Governance and Human Resources Committee, decided to add to the Energy Efficiency Agreements between the Company and Greenyellow do Brasil Energia e Serviços Ltda., to make the partial assignment of the object of such contracts to Greenyellow Performance Energética S.A.; and

5.2 Analysis and deliberation of the Management's Proposal for the Extraordinary Shareholders’ Meeting for the election of Mr. Christophe José Hidalgo as Co Vice Chairman of the Board of Directors of the Company: based on the Management Proposal for the Extraordinary Shareholders’ Meeting to be held on December 16th, 2022, the Members of the Board of Directors, unanimously, with the exception made to Mr. Christophe José Hidalgo who abstained from voting about this item specifically, resolved to forward for resolution of the Extraordinary General Meeting of the Company the election of Mr. Christophe José Hidalgo as Co Vice President of the Company's Board of Directors.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 16, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

_______________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.